EXHIBIT 21
SUBSIDIARIES OF MERCER INTERNATIONAL INC.

		Shareholding
	Jurisdiction	at Year End
Name of Subsidiary(1)	of Incorporation	Direct	Indirect
Zellstoff-und Papierfabrik Rosenthal GmbH & Co. KG	Germany	—	100%
Zellstoff Stendal GmbH	Germany	—	70.6%
Zellstoff Celgar Limited	Canada	100%	—
Zellstoff Celgar Limited Partnership	Canada	100%	—

(1)	All the subsidiaries are conducting business under their own names.